ENFISSION, LLC

FINANCIAL STATEMENTS

Year Ended December 31, 2019 and the Period from January 24, 2018 (Date of Inception) to December 31, 2018

TABLE OF CONTENTS

BDO

Tel: 215-564-1900
Fax: 215-564-3940
www.bdo.com

Ten Penn Center
1801 Market Street, Suite 1700
Philadelphia, PA 19103

Report of Independent Registered Public Accounting Firm

Members and Board of Directors
Enfission, LLC
Reston, Virginia

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Enfission, LLC (the "Company") as of December 31, 2019 and 2018, the related statements of operations, changes in members' deficit, and cash flows for the year ended December 31, 2019 and for the period from January 24, 2018 (date of inception) to December 31, 2018, and the related notes (collectively referred to as the " financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for the year ended December 31, 2019 and for the period from January 24, 2018 (date of inception) to December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred losses and negative cash flows from operations since inception and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

BDO USA, LLP

We have served as the Company's auditor since 2018.

Philadelphia, Pennsylvania
March 4, 2020

ENFISSION, LLC
BALANCE SHEETS

December 31,

	2019	2018
ASSETS		
CURRENT ASSETS		
Cash	$ 992,255	$ 674,496
Capital contributions due from member	73,904	770,700
Total Assets	$ 1,066,159	$ 1,445,196
LIABILITIES AND MEMBERS' DEFICIT		
CURRENT LIABILITIES		
Accrued expenses	$ 17,047	$ 8,914
Amounts due to related parties (Note 5)	2,113,759	1,872,809
Total Liabilities	2,130,806	1,881,723
COMMITMENTS AND CONTINGENCIES		
MEMBERS' DEFICIT	(1,064,647)	(436,527)
Total Liabilities and Members' Deficit	$ 1,066,159	$ 1,445,196

ENFISSION, LLC
STATEMENTS OF OPERATIONS

	Year Ended December 31, 2019	Period from January 24, 2018 (Date of Inception) to December 31, 2018
REVENUES	$ -	$ -
OPERATING EXPENSES		
Research and development – related parties	4,202,075	6,607,500
Management and administrative fees – related parties	800,000	800,000
Professional and consulting fees	451,308	146,740
Marketing and advertising	4,010	83,293
Travel	3,586	40,265
Miscellaneous	3,371	13,429
Total Operating Expenses	5,464,350	7,691,227
Net Loss	$ (5,464,350)	$ (7,691,227)

ENFISSION, LLC
STATEMENTS OF CHANGES IN MEMBERS' DEFICIT

Year Ended December 31, 2019 and
the Period from January 24, 2018 (Date of Inception) to December 31, 2018

	Class A Member Units				
	Units	Amount	Additional Paid-In Capital	Accumulated Deficit	Total Members' Deficit
Units issued at inception	2,000	$ 20,000	$ -	$ -	$ 20,000
Member capital contributions	-	-	7,234,700	-	7,234,700
Net loss	-	-	-	(7,691,227)	(7,691,227)
Balance, December 31, 2018	2,000	20,000	7,234,700	(7,691,227)	(436,527)
Member capital contributions	-	-	4,836,230	-	4,836,230
Net loss	-	-	-	(5,464,350)	(5,464,350)
Balance, December 31, 2019	2,000	$ 20,000	$ 12,070,930	$ (13,155,577)	$ (1,064,647)

ENFISSION, LLC
STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2019	Period from January 24, 2018 (Date of Inception) to December 31, 2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (5,464,350)	$ (7,691,227)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in accrued expenses	8,133	8,914
Increase in amounts due to related parties	240,950	1,872,809
Net cash used in operating activities	(5,215,267)	(5,809,504)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions from members	5,533,026	6,484,000
Net cash provided by financing activities	5,533,026	6,484,000
Net increase in cash	317,759	674,496
Cash at beginning of period	674,496	-
Cash at end of period	$ 992,255	$ 674,496
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES		
Capital contributions due from member	$ 73,904	$ 770,700

Note 1—Nature of operations and summary of significant accounting policies

Nature of Operations and Operating Agreement – Enfission, LLC (the "Company") is a Delaware limited liability company, formed as a 50-50 joint venture arrangement by Framatome Inc., a subsidiary of Framatome S.A.S. (collectively "Framatome") and Lightbridge Corporation ("Lightbridge") in January 2018 to design, develop and market certain nuclear fuel assembly technology (the "fuel assembly technology") worldwide.

The Company is governed by its Operating Agreement (the "Agreement"), dated January 25, 2018 and as amended from time to time, which provides for management of the Company through a Board of Directors comprised of six directors. Framatome and Lightbridge each have the right to appoint three directors to the Board. The Agreement provides for both voting and nonvoting membership units, with Class A being voting units and Class B being nonvoting units. Framatome and Lightbridge (the "Initial Members") each made initial capital contributions of $10,000 in exchange for 1,000 Class A membership units. The Company had no other membership units or class of membership units outstanding at December 31, 2019 and 2018.

In addition to the initial capital contributions described above, the Board of Directors has the right to call for additional capital contributions from all or a portion of the members, subject to the written consent of two-thirds of the Class A members. The liability of the members of the Company is limited to the members' total capital contributions, including any capital contributions a member has committed to make under the Agreement. Per the Agreement and to the fullest extent permitted by Delaware law, no member is liable personally for the debts, obligations, or liabilities of the Company unless such liability is expressly assumed by the member in a separate written agreement signed by the member.

In accordance with the Agreement, any distributions to the members, including tax distributions shall be made pro rata in accordance with the members' respective ownership interest. The losses and profits of the Company are generally allocated to the Initial Members as follows:

a) First allocated to cause the capital accounts, as defined by the Agreement, of the Initial Members to be equal; then

b) allocated to the Initial Members 50-50; then

c) allocated among the members pro rata based on their ownership interest.

The Company is an early stage company which has conducted research and development activities to operationalize and commercialize its fuel assembly technology. The Company's activities have been funded solely through capital contributions from its members. The Company's activities are subject to significant risks and uncertainties, including failing to secure long-term future funding to support the research and development activities required to complete the development of the fuel assembly technology to the point it is commercially viable. Furthermore, the success of the Company's activities and future operations are subject to numerous contingencies including general economic conditions, political uncertainty, competition, changes in regulations, and the Company's inability to achieve its overall long-term goals.

Basis of Accounting – The financial statements of the Company are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Estimates – The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements as well as amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1—Nature of operations and summary of significant accounting policies (continued)

Cash Equivalents – For purposes of the statement of cash flows, the Company considers all highly liquid instruments purchased with original maturities of three months or less to be cash equivalents. The Company had no such instruments as of December 31, 2019 and 2018.

Income Taxes – The Company is a pass-through entity for federal income tax purposes, and thus no provision or liability for federal or state income taxes has been recorded in the financial statements. Earnings or losses of the Company are taxed to the members in their respective income tax returns.

Research and Development – Research, development, and related expenses are charged to operations in the period incurred and are shown as a separate line item on the accompanying statements of operations.

Advertising – Advertising costs are expensed as incurred. Advertising expense was $4,010 and $83,293 for the year ended December 31, 2019 and the period from January 24, 2018 (date of inception) to December 31, 2018, respectively.

Note 2—Going concern

The Company follows the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 205-40, *Going Concern*. This guidance requires an entity to disclose certain information about an entity's ability to continue as a going concern and to provide related disclosures in certain circumstances. The following information reflects the results of management's assessment, plans, and conclusion of the Company's ability to continue as a going concern.

The Company has incurred losses and negative cash flows from operations since inception due to the fact that it is a development stage company. The Company expects to continue to incur losses, to the extent activities were to continue, as a result of costs and expenses related to the Company's operations and corporate general and administrative expenses. The Company has been funding its research and development activities and general and administrative expenses through capital contributions from its Initial Members. There can be no assurance as to the availability of additional capital.

As described in Note 5, the Initial Members are not in agreement as to the future of the Company. The Initial Members have not agreed upon a budget for 2020. At December 31, 2019 the Company had ceased providing research and development activities and remains inactive as of the date of the release of these financials.

Currently, the ability of the Company to continue as a going concern is dependent upon its Initial Members providing additional capital contributions and there can be no assurance that the Initial Members will continue to do so. As a result, management of the Company has concluded that this uncertainty casts substantial doubt upon the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Note 3—Cash balances

The Company places its cash on deposit with a financial institution in the United States. The Federal Deposit Insurance Corporation ("FDIC") covers $250,000 for substantially all depository accounts. During the period, the Company from time to time may have had amounts on deposit in excess of the insured limits. As of December 31, 2019 and 2018, the Company had $742,255 and $424,496, respectively, on deposit in excess of these insured limits. The Company has not experienced losses in such accounts and does not believe it is exposed to any significant risk as cash is held by a prominent financial institution.

Note 4—Income taxes

The Company is treated as a pass-through entity for federal and state income tax purposes. Consequently, federal and state income taxes are not payable, or provided for, by the Company. Initial Members are taxed individually on their share of the Company's earnings or losses. The Company's net loss is allocated among the members in accordance with the Agreement of the Company.

Management has evaluated the effect of the guidance provided in FASB ASC 740, *Income Taxes*. Management has evaluated all tax positions that could have a significant effect on the financial statements and determined the Company had no uncertainty in income tax positions at December 31, 2019 and 2018.

Note 5—Related-party transactions and contingencies

Research & Development and Management Services Agreement

The Company is party to a Research & Development Services Agreement (the "R&D Agreement") with its Initial Members, Framatome and Lightbridge, whereby Framatome and Lightbridge provide substantially all research and development services to the Company. The R&D Agreement was effective November 14, 2017 and has an initial term of five years, which will automatically renew for an additional five years unless a notice of non-renewal is submitted by one of the parties at least six months prior to the expiration of the initial term. On November 18, 2019, Lightbridge delivered a notice of termination of the R&D Agreement to Framatome, effective immediately. On November 25, 2019, in connection with the termination of the RDSA, Lightbridge's Board of Directors and management determined that it is advisable and in the best interest of Lightbridge and its shareholders to take the necessary actions to dissolve the Company. Framatome disputes the validity of this unilateral termination of the R&D Agreement. As of the date of these financial statements the Company's Board of Directors has not approved a plan for dissolution. In February 2020, Lightbridge filed a request for arbitration against Framatome; see Note 7 for further discussion.

Research and development expenses incurred by the Company pursuant to the R&D Agreement amounted to $3,489,813 and $712,262 from Framatome and Lightbridge, respectively, for the year ended December 31, 2019. Research and development expenses incurred were $5,532,654 and $1,074,846 from Framatome and Lightbridge, respectively, for the period from January 24, 2018 (date of inception) to December 31, 2018.

The liabilities of the Company include $972,163 and $1,779,556 due to Framatome for research and development expenses at December 31, 2019 and 2018, respectively. In addition, the Company owed Framatome $341,596 at December 31, 2019 for improvements to a potential research facility. At December 31, 2018 liabilities included $93,253 due to Lightbridge for research and development expenses. All such amounts are reported within amounts due to related parties on the accompanying balance sheets.

Note 5—Related-party transactions and contingencies (continued)

The Company entered into a management and administrative services agreement (the "Services Agreement") with its members, Framatome and Lightbridge, on January 24, 2018 whereby the Initial Members have agreed to provide certain management and administrative services to the Company. The Services Agreement has a term of two years unless earlier terminated by the Company's Board of Directors. During the year ended December 31, 2019, the Company accrued $400,000 each to Framatome and Lightbridge for services provided under the Services Agreement. During the period from January 24, 2018 (date of inception) to December 31, 2018, the Company paid $400,000 to each of the Initial Members for services provided under the Services Agreement. These amounts are included in management and administrative fees in the accompanying statements of operations as well as part of the amounts due to related parties on the accompanying balance sheet at December 31, 2019.

In addition to the preceding, the Company along with its Initial Members are party to certain other agreements, which have been established in connection with the formation of the Company, as follows:

- Co-Ownership Agreement (the "COA") – The COA governs the co-ownership between Framatome and Lightbridge of certain foreground intellectual property developed by and between Framatome and Lightbridge, with one another and though the Company. The COA will survive the life of the Company. The COA is limited to a domain consisting of the metallic fuel developed by Enfission for certain types of nuclear reactors.

- Intellectual Property Annex (the "IP Annex") – The IP Annex is a higher-level reference document included as part of the Company's Agreement and summarizes the parties' understanding regarding intellectual property matters. The IP Annex will remain in force only so long as the Company remains in existence.

During the year ended December 31, 2019 and the period from January 24, 2018 (date of inception) to December 31, 2018, the Company reimbursed Lightbridge $460 and $146,242, respectively and Framatome $3,586 and $-0-, respectively, for certain general and administrative expenses that are included in the accompanying statements of operations under the following captions:

Description	Amount
Year ended December 31, 2019	
Travel	$ 3,586
Miscellaneous	460
	$ 4,046
Period from January 24, 2018 (date of inception) to December 31, 2018	
Professional fees	$ 87,025
Marketing and advertising	7,395
Travel	40,265
Miscellaneous	11,557
	$ 146,242

Note 5—Related-party transactions (continued)

Contingencies - Disputed Invoices from Initial Members

As described above, the Company is party to an R&D Agreement with its members, under which the Initial Members provide research and development services on behalf of the Company, and in turn bill the Company for these services. Each of the Initial Members have objected to certain invoices presented by the other related to such services provided in 2019.

These objections claimed two projects exceeded their approved budget ceiling, and that certain hourly time was charged by Framatome prior to the time actually being incurred. The total amounts disputed for these objections were $289,927 (for Lightbridge invoices) and $571,628 (for Framatome invoices). Management has determined that these amounts are unlikely to be paid and considered remote, and therefore have not been recorded as a liability at December 31, 2019, in accordance with ASC 450, *Contingencies.*

Other objections by Lightbridge claimed hourly time charged by Framatome was incurred either before the project was approved or was otherwise outside of the appropriate billing period, or that invoices were not submitted within the timeframe of the R&D Agreement. These amounts totaled $664,473 and although disputed continue to be reflected as a related party liability at December 31, 2019.

The Company expects that these disputes will be resolved in 2020-2021; see Note 7 for further discussion.

Note 6—Regulatory environment

In the ordinary course of research and development activities, the Company is subject to various laws and regulations. As of the date of these financial statements, in the opinion of our management, compliance with existing laws and regulations is not expected to materially affect the Company's financial position, results of operations, or cash flows.

Note 7—Subsequent events

Management has evaluated events and transactions after the balance sheet date through March 4, 2020, which is the date the financial statements were available to be issued. Except for the matters discussed below, there were no other material events or transactions requiring disclosure.

In January 2020, the Company paid accrued fees under the Services Agreement of $800,000 of which $400,000 was paid to each Framatome and Lightbridge.

As described in Note 5, on November 18, 2019, Lightbridge delivered a notice of termination of the R&D Agreement to Framatome, alleging the breach of certain material terms of the R&D Agreement, relating to its invoicing obligations, as well as a failure of the escalation process under the R&D Agreement to agree to a budget commitment for 2019-2020. On February 7, 2020 Lightbridge announced that it had filed a request for arbitration in the International Court of Arbitration of the International Chamber of Commerce against Framatome. Lightbridge's request seeks a declaration that the R&D Agreement described in Note 5, dated November 14, 2017, was validly terminated and is no longer in force. Lightbridge also seeks to obtain compensation for damages incurred. In correspondence with the Lightbridge, Framatome has contested the Company's right to terminate the R&D Agreement, has taken positions that challenge Lightbridge's rights to its intellectual property and to continue research activities outside of Enfission, and has reserved its right to seek compensation from Lightbridge.

The capital contributions due from one of the Initial Members as of December 31, 2019 in the amount of $73,904 was paid in full in February 2020.